SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 16th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Conny Karlsson proposed chairman of the Board of Directors

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: January 16th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

16 January, 2007

Conny Karlsson proposed as chairman of the Board of Directors of Swedish Match AB

At the upcoming Annual General Meeting of Swedish Match AB, held on April 23, 2007, the Nominating Committee will propose the election of Conny Karlsson as Chairman to the Swedish Match Board of Directors. Bernt Magnusson has earlier announced that he is not available for re-election.

Conny Karlsson is currently holding the position as Chairman of the board at Zodiak AB and Lindex AB, where he acted as CEO for eight months in 2004. Besides the board assignment in Swedish Match AB, Conny Karlsson is also a board member of Carl Lamm AB. Furthermore, he is proposed for election to the board of directors of Telia Sonera AB.

For ten years, Conny Karlsson held the position as CEO of Duni AB in Sweden (1990-2000) and prior to that, he has acquired ten years of international experience from the field of fast-moving consumer goods from various positions within Procter & Gamble. Conny Karlsson has a MBA from Stockholm School of Economics.

The Nominating Committee consists of Bernt Magnusson, the present Chairman of the Board of Directors of Swedish Match AB, William N. Booth (Wellington Management Company), Mads Eg Gensmann (Parvus Asset Management), Michael Allison (Morgan Stanley) and Andy Brown (Cedar Rock Capital). Mads Eg Gensmann is Chairman of the Nominating Committee.

Swedish Match is a unique group of companies with a range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 12,953 MSEK for the twelve month period ending September 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com